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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                                  June 2004

Commission File Number:                                                                                                                                                   000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Press release, June 1

2.  Material Change Report and Press Release, June 2

3.  Interim Financial Statements, March31, 2004

4.  Management's Discussion and Analysis

5.  CEO and CFO Certifications

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

Alamos Gold Inc Tuesday, June 1 2004	Suite 1503, 110 Yonge Street Toronto, Ontario Canada M5C 1T4 Telephone: (416) 368-9932 Facsimile: (416) 368-2934 Trading Symbol: AGI (TSX Venture)

Notice of Conference Call and Webcast

Toronto, Ontario—Alamos Gold Inc. (TSX:AGI) announces that John McCluskey, President and Chief Executive Officer, will host a conference call and webcast on Wednesday, June 2, 2004 at 11:00 am EDT/ 8:00 am PDT to discuss the Feasibility Study Report for Phase I of Mulatos.

The results from the Feasibility Study for Phase I of Mulatos will be released before the North American markets opens on June 2, 2004.

You may access the call by calling the operator at 416- 405-8532 or toll free 1-877-295-2825 prior to the scheduled start time. A playback version of the call will be available for two weeks after the call at 416-695-5800 or North America toll free 1-800-408-3053.  Passcode: 3061404

This meeting is being webcast by CCNMatthews and can be accessed from Alamos Gold 's web site at www.alamosgold.com.

Alamos Receives Conditional TSX Listing

In addition Alamos announces that it has received a conditional approval for the listing of its shares on the Toronto Stock Exchange (TSX)

Alamos is  a development stage mining company, has 100% ownership of one of the largest measured, indicated, and inferred gold resources, the Mulatos Project, located in the State of Sonora, Mexico.

Alamos Gold's common shares are traded on the TSX Venture Exchange under the symbol "AGI".

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

__________________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

MATERIAL CHANGE REPORT

Form 53-901F under Section 85(1) of the British Columbia Securities Act

Form 27 under Section 118(1) of the Alberta Securities Act

Form 27 under Section 75(2) of the Ontario Securities Act

Under Section 73 of the Quebec Securities Acts

(Individually, the “Act” and collectively, the “Securities Acts”)

1.

Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Alamos Gold Inc. (“Alamos Gold”)

Suite 1503, 110 Yonge Street

Toronto, ON   M5C 1T4

2.

Date of Material Changes

State the date of the material change.  June 2, 2004

3.

Press Release

The press release dated June 2, 2004 was filed with the TSX Venture Exchange and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold Inc. has concluded a Feasibility Study for the Phase One development of the Mulatos Project located in the State of Sonora, Mexico.  The first phase of the project involves the development of the Estrella Pit.  Estrella contains approximately 2 million ounces of gold from which Alamos Gold expects to recover 1.4 million ounces in an open pit heap leach operation. Mine Production will commence in July 2005 at a rate of 10,000 tonnes per day reporting to the leach pad. Gold production will reach 150,000 ounces per year in the first three years at a cost of $174 per ounce (all references to currency in U.S funds). The Estrella Pit, which is the first phase of the development of the Mulatos Property, has a life of 10.5 years.

5.

Full Description of Material Change

See Alamos Gold’s press release dated June 2, 2004 herein.

6.

Reliance on Section 85(2) (BC), Section 118(2) (AB), Section 75(3) (ON) and Section

74 (QC) of the Securities Acts

Not applicable.

7.

Omitted Information

Not applicable.

8.

Senior Officers

The following senior officer of Alamos Gold is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John A. McCluskey

President and Chief Executive Officer

Tel:   416-368-9932

Fax:  416-368-2934

9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 2nd day of June, 2004.

/s/ Sharon L. Fleming

___________________________________

Sharon L. Fleming

Corporate Secretary

Alamos Gold Inc

Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX Venture)

Alamos Gold Reports Feasibility Study Completed for Phase One of Mulatos Project - Board Approves Construction

Toronto, Ontario – June 2, 2004 - Alamos Gold Inc. (“Alamos Gold”) (TSX.V:AGI) has concluded a Feasibility Study for the Phase One development of the Mulatos Project located in the State of Sonora, Mexico.  The first phase of the project involves the development of the Estrella Pit.  Estrella contains approximately 2 million ounces of gold from which Alamos Gold expects to recover 1.4 million ounces in an open pit heap leach operation. Mine Production will commence in July 2005 at a rate of 10,000 tonnes per day reporting to the leach pad. Gold production will reach 150,000 ounces per year in the first three years at a cost of $174 per ounce (all references to currency in U.S funds). The Estrella Pit, which is the first phase of the development of the Mulatos Property, has a life of 10.5 years.

The board of directors has given its approval for the construction of the mine. Work is currently in progress on the construction of a new access road to the site.  The Company has in place environmental and all other permits required for construction and mining at Mulatos. Water rights obtained on March 23, 2004 are not only sufficient for the first phase, but can accommodate a doubling in the rate of production.

Over the next two years additional drilling will take place to develop areas of the Mulatos deposits immediately adjacent to the Estrella Pit including the Southeast Extension, Puerto Del Aire, Mina Vieja, Escondida, Gap, Victor and San Carlos.  It is expected that this drilling will support a concurrent “Phase Two” development that will substantially increase gold production.  Once drilling has delineated these areas in more detail, production in the Estrella Pit can be accelerated through the purchase of additional mining equipment.

Alamos Gold contracted M3 Engineering and Technology Company to undertake the current Feasibility Study with the help of Resource Modeling Inc., Independent Mining Consultants Inc., Resource Development Inc. as well as other specialized consultants.  A new block model and mine plan were constructed in conformity with 43-101 standards.  The Company elected to initially develop the Estrella zone as the first stage of the operation. The evaluation also recognized several pits external to Estrella, including pits on the Escondida and Mina Vieja zones but further work is required to incorporate these resources into the production schedule.

The Feasibility Study confirms that at $350 gold the Estrella Pit provides the following results:

1.4 million

Ounces recovered   (gold equivalent)*

$41 million

Net Present Value discounted at 7%

24.1%

Internal Rate of Return

$174/ounce

Cash Cost

$72 million

Pre Production Capital Cost

$80.9

Undiscounted Cumulative Cash Flow

*  (0.7 million ounces of silver)

To date, the Mulatos deposits are defined by 593 drill holes for a total of more than 102,000 meters of drilling. Gold mineralization is hosted in three basic ore types including oxide, a zone of mixed sulfide and oxide, and sulfide.  Work is ongoing to more closely identify recovery characteristics by area but recovery generally depends on sulfide concentration.

The overall recovery for the Estrella Pit is 72.9% including:

96.4%

Oxide

82.9%

Mixed <1.6% S

67.6%

Sulfide >1.6% S

72.9%

Weighted Average

Alamos Gold's common shares are traded on the TSX Venture Exchange under the symbol "AGI".

A conference call / webcast will held on Wednesday, June 2, 2004 at 11:00 am EDT/ 8:00 am PDT to discuss the Feasibility Study Report for Phase I of Mulatos.

You may access the call by calling the operator at 416-405-8532 or toll free 1-877-295-2825 prior to the scheduled start time. A playback version of the call will be available for two week after the call at 416- 695-5800 or North America toll free 1-888- 408-3053

This meeting is being webcast by CCNMatthews and can be accessed from Alamos Gold 's web site at www.alamosgold.com.

For further information about Alamos Gold Inc., please visit Alamos' website at www.alamosgold.com or contact:

John A. McCluskey	John F. Van De Beuken
President and Chief Executive Officer	Chief Operating Officer
Tel: 416-368-9932 x203	Tel: 52- 662-217-3707
Fax: 416-368-2934	Fax: 52- 662-217-3707
Email: jmccluskey@alamosgold.com	Email: john_van_de_beuken@msn.com

Victoria Vargas de Szarzynski
Investor Relations
Tel: 416-368-9932 x201
Fax: 416-368-2934
Email: vvargas@alamosgoldcom

____________________________________________________________________________________

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ALAMOS GOLD INC.

Consolidated Financial Statements

(Expressed in US Dollars)

March 31, 2004

Unaudited – Prepared by Management – See Notice to Reader

Index

Consolidated Balance Sheets

Consolidated Statements of Operations and Deficit

Consolidated Statements of Cash Flows

Consolidated Statements of Mineral Rights on Unproven Properties

Notes to Consolidated Financial Statements

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of Alamos Gold Inc. and the accompanying interim consolidated balance sheet at March 31, 2004 and the interim consolidated statements of operations and deficit, cash flows, and mineral rights on unproven properties for the three month period then ended are the responsibility of the Company’s management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, DeVisser Gray. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.

ALAMOS GOLD INC.

CONSOLIDATED BALANCE SHEETS

(Stated in United States dollars)

(Prepared by management)

		March 31,	December 31,
		2004	2003
		(unaudited)	(audited)
A S S E T S
	Current Assets
	Cash and cash equivalents	$ 7,562,878	$ 8,981,575
	Amounts receivable	76,245	47,620
	Advances and prepaid expenses	349,733	37,777
		7,988,856	9,066,972

	Restricted cash (note 12)	681,347	681,347
	Long-term investments (note 3)	3,169	3,169
	Equipment (note 4)	223,223	209,565
	Mineral rights on unproven properties (statement, note 5)	19,711,254	18,461,868
		$28,607,849	$28,422,921

L I A B I L I T I E S
	Current Liabilities
	Accounts payable and accrued liabilities	$ 157,549	$ 536,069
	Note payable (note 6)	2,173,000	2,198,612
		2,330,549	2,734,681

S H A R E H O L D E R S’ E Q U I T Y

	Share capital (note 10(a))	35,333,374	34,369,682
	Contributed surplus (note 11)	790,458	707,683
	Deficit	(9,846,532)	(9,389,125)
		26,277,300	25,688,240
		$ 28,607,849	$ 28,422,921
	Continuing operations (note 1)

Approved by the Directors:	"John A. McCluskey"	"JamesM. McDonald"
	John A. McCluskey	James M. McDonald

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Statements of Operations and Deficit

(Stated in United States dollars)

	For the three months ended March 31,
	2004	2003
	(unaudited)	(unaudited)
Expenses
Amortization	$ 8,811	$ 2,282
Management Fees	134,712	27,250
Foreign exchange gain	(16,430)	(138,987)
Legal, audit and accounting	54,732	90,573
Office and administration	54,066	33,397
Shareholder communications	34,879	9,328
Travel and accommodation	42,752	8,992
Trust and filing	7,259	11,845
Interest	64,902	73,596
Stock-based compensation	82,775	-
Interest income	(11,051)	(1,934)
Loss for the period	457,407	116,342
Deficit, beginning of the period	9,389,125	7,455,252
Deficit, end of the period	$9,846,532	$7,571,594

Loss per share (note 9)	$ 0.01	$ 0.00

See notes to consolidated financial statements

ALAMOS GOLD INC

Consolidated Statements of Cash Flows

(Stated in United States dollars)

	For the three months ended March 31,
Cash Provided by (used for):	2004	2003
	(unaudited)	(unaudited)
Operating Activities
Net loss for the period/year	$ (457,407)	$ (116,342)
Adjustments for items not involving cash:
Amortization	8,811	2,282
Foreign exchange gain on Note payable	(25,612)	-
Stock-based compensation	82,775	-
	(391,433)	(114,060)
Changes in non-cash working capital components:
Amounts receivable	(28,625)	7,276
Advances and prepaid expenses	(311,957)	(23,590)
Accounts payable and accrued liabilities	(378,520)	(92,620)
	(1,110,535)	(222,994)
Investing Activities
Mineral rights on unproven properties	(1,249,386)	(2,439,577)
Purchase of equipment	(22,468)	(5,374)
	(1,271,854)	(2,444,951)
Financing Activities
Proceeds from issuance of long-term debt	-	3,750,000
Proceeds from the issue of common shares	963,692	1,294,556
Payment of note payable	-	(1,769,565)
	963,692	3,274,991

Cash acquired from amalgamation with National Gold		120,817

Net (decrease) increase in cash and cash equivalents	(1,418,697)	727,863
Cash and cash equivalents - beginning of period	8,981,575	487,289
Cash and cash equivalents - end of period	$7,562,878	$ 1,215,152

See notes to consolidated financial statements

ALAMOS GOLD INC.

CONSOLIDATED STATEMENTS OF MINERAL RIGHTS ON UNPROVEN PROPERTIES

(Stated in United States dollars)

	December 31	Expenditures	December 31 2003	Expenditures	March 31
	2002	2003		March 31 2004	2004
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
MEXICO
Salamandra Project
Acquisition	$ 3,128,108	$10,717,681	$13,845,789	190,000	$14,035,789
Exploration
Mine administration	61,205	94,146	155,351	123,698	279,049
Analytical	15,943	74,860	90,803	-	90,803
Feasibility	-	254,989	254,989	246,137	501,126
Field work & supplies	448,664	846,334	1,294,998	130,321	1,425,319
Geological	178,333	666,342	844,675	17,911	862,586
Claims maintenance	60,371	122,083	182,454	61,234	243,688
Equipment rental	19,353	175,654	195,007	7,419	202,426
Property taxes and surface rights	-	471,921	471,920	230,829	702749
Water rights	-	-	-	210,000	210,000
Travel & accommodation	40,143	77,374	117,517	31,837	149,354
	3,952,120	13,501,383	17,453,503	1,249,386	18,702,889
La Fortuna Rights
Acquisition	295,300	-	295,300	-	295,300
Exploration:
Analytical	28,714	-	28,714	-	28,714
Field work & supplies	347,776	-	347,776	-	347,776
Geological	226,336	-	226,336	-	226,336
Claims maintenance	70,969	4,074	75,043	-	75,043
Travel & accommodation	35,196	-	35,196	-	35,196
	1,004,291	4,074	1,008,365	-	1,008,365

Total	$ 4,956,411	$13,505,457	$ 18,461,868	$1,249,386	$19,711,254

See notes to consolidated financial statements

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

1.  NATURE OF OPERATIONS

The Company’s activity is the acquisition and exploration of property interests that are considered sites of economic mineralization. These activities are currently conducted primarily in Mexico.

The Company acquired and amalgamated with National Gold Corporation (National) on February 21, 2003, whereby the shareholders of the Company received one share of the amalgamated Company for every two shares of the Company held, and the shareholders of National received one of the amalgamated Company for each 2.352 shares of National they held. The acquisition has been accounted for as a purchase with The Company identified as the acquirer as the shareholder of Alamos owned 60% of the shares of the amalgamated company.

The Company does not generate cash flow from operations to fund its exploration activities and has therefore relied principally upon the issuance of securities for financing.  The Company intends to continue relying upon the issuance of securities to finance its operations and exploration activities to the extent such instruments are issuable under terms acceptable to the Company.  Accordingly, the Company’s financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.  If future financing is unavailable, the Company may not be able to meet its ongoing obligations, in which case the realizable values of its assets may decline materially from current estimates.

2.  BASIS OF PRESENTATION

These interim financial statements have been compiled using the same accounting policies and measurement criteria as those utilized in the preparation of the Company’s audited financial statement dated December 31, 2003, and should be read in conjunction with those annual statements

3.  LONG TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd, carried at a cost of $3,169.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

4.  EQUIPMENT

	March 31,			December 31,
	2004			2003
		(unaudited)		(audited)
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Exploration equipment	$ 660,263	$ 464,374	$ 195,889	$ 181,996
Office equipment	35,084	22,213	$ 12,871	12,855
Computer equipment	24,512	10,049	$ 14,463	14,714
	$ 719,859	$ 496,636	$ 223,223	$ 209,565

5.  MINERAL PROPERTIES

Deferred Costs

The Company’s properties are located in Mexico and its interest in these properties is maintained under agreements with the titleholders. The Company is satisfied that evidence of title to each of its mineral properties is adequate and acceptable by prevailing industry standards with respect to the current stage of exploration on the properties.

a) State of Sonora, Mexico

Salamandra Project

The Company had acquired a 100% interest in this Project which comprises approximately 16,000 hectares, in consideration for the payment of CDN$11,154,011 in acquisition costs and assigned expenses.

The property is subject to a sliding scale net smelter royalty (NSR) on the first 2,000,000 ounces of production. The royalty commences at 1% when the price of gold is less than $300 per ounce, rising to 5% when the price of gold exceeds $400 per ounce.

b) Durango, Mexico

La Fortuna Property

The company owns a 100% interest in three mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated recoverable amount of $1 million.

6.  NOTE PAYABLE

The Company arranged a loan of CDN$5.7 million ($3.75 million) of which CDN$5.6 million was used to discharge the CDN$7,500,000 of debentures issued by National to acquire the Salamandra Project. These debentures were discounted to CDN$5.6 million upon prepayment on January 31, 2003. Pursuant to the H. Morgan loan agreement, the Company opted to prepay 50% of the Note, plus accrued interest on September 11, 2003. The Note bears interest at 12% per annum and is repayable in full after February, 2005. The maturity date is February 28, 2008.

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

7.  RELATED PARTY TRANSACTIONS

A director and officer of the Company was paid an aggregate of $79,000, which includes a bonus of $49,000 (2003 - $60,535 to two directors and officers) for management, investor relations and administrative services. These fees have been paid in the normal course of operations and are measured at the fair value as determined by management.

8.  SEGMENTED INFORMATION

	March 31,	December 31,
	2004	2003
	(unaudited)	(audited)
Assets by geographic segment, at cost

Mexico	$ 21,032,037	$ 19,303,368
Canada	7,575,812	9,119,553
	$ 28,607,849	$ 28,422,921

9.  LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the period of 50,699,157 shares. Fully-diluted loss per share is not disclosed as it is antidilutive.

10..SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000,000 common shares without par value

	Number
	of Shares	Amount
	(unaudited)	(unaudited)
Outstanding at January 1, 2004	50,164,705	$ 34,369,682
Stock options exercised	625,000	429,287
Warrants exercised	580,323	534,405

Outstanding at March 31, 2004	51,370,028	$ 35,333,374

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

10.  SHARE CAPITAL (continued)

b)  Stock options outstanding at March 31, 2004 (unaudited)

Number	Expiry Date	Exercise Price
		CDN $
42,517	February 23, 2006	0.47
14,881	February 18, 2007	0.71
182,500	June 3, 2007	1.16
175,000	July 22, 2007	1.00
150,000	January 30, 2008	0.76
557,483	July 23, 2008	1.13
903,500	December 9, 2008	2.50
110,000	February 12, 2009	2.75

2,135,881		1.74

Summary of stock option activity (unaudited):

	Shares	Weighted Average Price
		CDN $

Balance, January 1, 2004	2,650,881	1.5
Granted	110,000	2.75
Exercised	(625,000)	0.91
Balance, March 31, 2004	2,135,881	1.74

c)

Warrants outstanding on March 31, 2004 are as follows (unaudited):

Number	Expiry Date	Exercise Price

		CDN $

172,193	April 16, 2004	0.94
99,702	April 16, 2004	1.41
42,730	April 29, 2004	0.82
525,000	July 19, 2004	0.56
4,218,750	August 21, 2004	1.75
137,000	September 5, 2004	1.53

5,195,375

ALAMOS GOLD INC.

Consolidated Notes to Financial Statements

(Stated in United States dollars)

11.  STOCK-BASED COMPENSATION

The Company has adopted the fair value method of accounting for all stock options granted. During the three month period ended March 31, 2004, the Company granted 110,000 stock options.

The Company determined the fair value of the grant using the Black-Scholes option pricing model with the following inputs: risk-free interest rate – 3.5%; expected dividend yield – nil; expected stock price volatility – 55%; expected average option life - 2.5 years.

12.  CONTINGENCIES

i.

A claim has been made against the Company for damages under a mineral rights acquisition agreement that the Company did not complete. The plaintiff has claimed a loss of $105,000 and is also seeking 100,000 common shares of the Company. The Company denies the claim and has not made any provision for it in the financial statements. Any amount ultimately paid in connection with any settlement will be recorded in the accounts at the time of payment.

ii.

The Company had reduced the surface area of the Salamandra Project leased from the Village of Mulatos, however, this reduction in surface area under lease was challenged by the Ejido in the Agrarian Court. The Agrarian Court ruled that the Mulatos Ejido were entitled to be paid 336,972 in 2002 and $344,375 in 2003. Accordingly, the Company has placed $681,347 in restricted cash pending the appeal of the Agrarian Court’s decision. The Company is continuing with certain of its obligations under the lease.

iii.

A claim has been made against the Company by a former director and senior officer of National who is demanding CDN$285,000 and the vesting of 600,000 of pre-amalgamation stock options. The Company denies it has any liability and accordingly, has not accrued any amount for the claim. Should any amount ultimately be paid, it will be recorded in the accounts at the time of payment.

13.  SUBSEQUENT EVENT

On April 13, 2004, the Company announced that it had closed a brokered private placement of 10 million units, each consisting of a common share and one-half a share purchase warrant, at a price of $3.00 per unit. Each full warrant entitles the holder to purchase one additional share of the Company at a price of $3.50 for a two-year period following closing.

ALAMOS GOLD INC

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2004

This discussion and analysis of financial position and results of operations of Alamos Gold Inc (the Company) is current as at May 10th, 2004, and should be read in conjunction with the unaudited consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2004 and with the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2003. These financial statements have been prepared by management, without audit. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company, DeVisser Gray.

Additional information relating to the Company, including the Company's annual report and annual information form, is available on SEDAR at www. sedar.com.

All funds are expressed in United States dollars, except where noted.

Introduction

The following discussion and analysis of the operating results and financial position of the Company should be read in conjunction with the attached unaudited consolidated financial statements of the Company and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 15 to the audited financial statements for December 31, 2003.

This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Highlights

The Company noted in a press release issued January 21, 2004 that its new resource model for the Mulatos deposit indicates 62.2 million tonnes of mineralized material grading 1.51 grams per tonne at a 0.60 grams per tonne cut-off, for a total of 3,020,000 ounces of contained gold, classified as measured and indicated. A feasibility study to assess the economics the Salamandra Project has been commissioned and is expected to be released in the second quarter of 2004.

In anticipation of a positive feasibility study, the Company is reviewing opportunities to acquire pre-owned mining and processing equipment currently available that would allow it to accelerate development plans. On March 22, 2004 the Company announced that it had sourced a 17,500 tonne per day crushing plant for $1 million, including a $300,000 non-refundable deposit.

The Company also secured crucial water rights for the project for a cost of $310,000 to complete five water wells in the region to support agricultural irrigation. These rights provide sufficient capacity to support the water requirements for the project for the life of mine.

The Agrarian Court ruled against the Company in its dispute with the surface rights holders (Ejido Mulatos) over its plan to reduce the annual payments for the surface area over which it required usage. The Company issued letters of credit to the Court for potential settlement of the claims in the amount of $681,000. An appeal of the decision was filed.

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. The price for gold held above the $400 ounce level during most of the first quarter, closing at $423 per ounce on March 31, 2004. At the time of writing, it was $383, an appeared to be in a weakening trend.  These price levels are still considered by management to be attractive and should have a positive impact on the feasibility study for Salamandra. However, it is not possible to forecast future gold price trends, their impact on the feasibility study on Salamandra, or future results from operations.

The Company announced on March 31, 2004 that it had reached an agreement with a syndicate of brokers to place up to 10 million units of the Company at a price of $3.00 per unit. Each unit consists of one common share and one-half a share purchase warrant. Each full warrant entitles the holder to purchase one additional share of the Company for $3.50 for a two-year period following closing. The issue closed, fully subscribed for 10 million units, on April 8, 2004.

The Company retained the services of a new Chief Financial Officer in February, 2004, as well as an investor relations manager.

Selected Annual Information

The following table sets forth selected consolidated financial information of the Company as of the end of each of the last three fiscal years in the period ended December 31, 2003, and for the three month period ended March 31, 2003 and 2004. The selected consolidated financial information should be read in conjunction with the consolidated financial statements of the Company for the respective periods.

	Q1 2004	2003	Q1 2003	2002	2001
	$	$	$	$	$
Net Revenues	nil	nil	nil	nil	nil
Net Income/(Loss)	(457,407)	(1,933,873)	(116,342)	(440,205)	(367,300)
Basic and Diluted Loss Per Share	-0.01	-0.05	-0.00	-0.04	-0.05
Total Assets	28,607,849	28,422,921	17,317,356	6,021,616	1,914,274
Total long term debt	2,173,000	2,198,612	3,750,000	1,769,565	nil
Cash dividends paid	nil	nil	nil	nil	nil

The Company is in the mineral exploration stage and has no production related income or costs. A predecessor of the Company merged with National in February 2003, and has carried on the businesses of both companies. Consequently, costs incurred in 2003 and subsequent years are expected to be higher than in previous year. As well, the Company reported various non-recurring or unusual items. In 2003, the Company adopted the fair value method of accounting for all stock options granted, on a prospective basis without restatement of prior years; a charge of $403,998 was made in 2003 in the statement of operations ($nil for prior years). The Company incurred interest expense in the amount of $362,182 in 2003; no significant interest charges were incurred in prior years. A foreign exchange loss (gain) of $158,031, ($15,496) and $12,072 were recorded in 2003, 2002, and 2001, based on fluctuating exchange rates and monetary assets and liabilities denominated in foreign currencies. The Company does not engage in foreign currency hedging.  Increase in assets in 2003 is attributable to the merger and resulting acquisition of assets previously owned by National, a private placement of shares in the amount of $8.2 million and $4.9 million raised through the exercise of warrants.

Operating Activities

The Company recorded net loss for the three month period ended March 31, 2004 of $0.46 million ($.01 per share), compared with $0.12 million in the corresponding period in 2003 ($nil per share).  Net losses were affected by higher management compensation, including non-cash stock-based compensation; higher shareholder communications and related travel costs; lower recorded foreign exchange gain, partly offset by lower legal costs and higher interest income earned on cash balances.

Increased management costs to $134,712 in the first quarter of 2004 from $27,250 in the first quarter of 2003 relate to increased staffing and the transition of staffing as the Company relocated from Vancouver to Toronto. Shareholder communications costs also increased in the first quarter of 2004 to $34,879 and related travel to $42,752 from $9,328 and $8,992 respectively in the first quarter of 2003 as a consequence of increased focus on investors’ interest in the Company as a result of its merger with National Gold. The Company expensed $82,775 in stock-based compensation in the first quarter of 2004, in accordance with the nature of the grant; there were no stock option grants in the comparable period in 2003.

Interest expense, relating to the H. Morgan loan, declined in the first quarter of 2004 to $64,902 from $73,596 in the first quarter of 2003 as a portion of the loan was repaid in 2003. Interest income increased to $11,051 in the first quarter of 2004 from $1,934 in the first quarter of 2003 as cash balances increased from a private placement of funds in August 2003.

The Company incurred a foreign exchange gain of $16,430 in the first quarter of 2004 vs a gain of $138,987 in the first quarter of 2003, reflecting more stable exchange rates of the United States dollar against the Canadian dollar and the Mexican peso in the first quarter of 2004 vs the first quarter of 2003. The Company is also looking to more closely match its foreign denominated monetary assets and liabilities where possible, which would reduce its exposure to reported foreign exchange gains and losses.

Summary of Quarterly Results

Net loss by quarter ($)
		Q-1	Q-2	Q-3	Q-4
2004		457,407
per share	*	0.01
2003		116,342	316,255	520,575	980,701
per share	*	0.00	0.01	0.01	.02
2002			81,985	65,086	220,751
per share	*		0.00	0.00	.01

* basic and fully diluted

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to the merging of Alamos Minerals Ltd and National Gold Corporation in February, 2003 and increase in funding for corporate purposes. As Alamos accounted for the merger as an acquisition of National, National’s comparative accounts are not reflected in these financial statements. However, for reference purposes, National had recorded a loss of CDN $3.0 million in 2002.

Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $403,989, reflecting the value of the grant of stock options to certain personnel, was recorded in the fourth quarter of 2003, and $82,775 in the first quarter of 2004 as an operating expense. A cash compensation bonus in the amount of $49,000 was paid in the first quarter of 2004.

Significant unusual foreign exchange gains (losses) in 2003 were as follows: Q-1: $138,987; Q-3: $(177,245); Q4: $(120,000). There were no significant foreign exchange amounts recorded in 2002. Periods of high foreign exchange gains or losses usually reflect moderate to high volatility in exchange rate of United States dollar against the Canadian dollar and the Mexican peso, currencies in which the Company holds certain monetary assets and liabilities.

The Company noted in the 2003 annual management discussion that it expects to record approximately $300,000 in quarterly corporate operating costs in 2004, exclusive of foreign exchange, interest and non-cash compensation. Results for the three months ended March 31, 2004 are as follows:

2004-Q1

Operating costs	$337,225
Foreign exchange loss (gain)	(16,430)
Interest expense	64,902
Interest income	(11,065)
Non-cash compensation	82,775
Net loss	$457,407

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and a Note payable, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at their fair market value in United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the United States dollar. In the first quarter of 2004, the Company recorded a gain of $16,430, while in 2003 a gain of $138,987 was recorded. The Company currently holds few monetary assets in pesos, mainly limited cash balances, and has generally matched its exposure to the Canadian dollar denominated H. Morgan loan with offsetting cash balances in Canadian funds.

The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing a mine at Salamandra will be denominated in pesos. Once mine development costs are known and purchase commitments made, the Company may acquire pesos directly or through derivative positions, to lock-in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in liquid bank deposits, mainly United States dollar denominated, which provide a variable rate of interest.

Investment in Mineral Exploration and Development

The Company’s main project is the 16,000 hectare Salamandra project, in Sonora, Mexico.  The Salamandra project consists of the Mulatos deposit and several adjacent mineralized zones. The Mulatos project has 62.2 million tonnes of mineralized material grading 1.51 grams per tonne at a 0.60 grams per tonne cut-off, for a total of 3,020,000 ounces of contained gold, classified as measured and indicated. A feasibility study to assess the economics of the Salamandra Project has been commissioned and is expected to be out in the second quarter of 2004.

Net expenditures on mineral properties during the first quarter of 2003 was $1.2 million.  The Company spent $246,137 on the feasibility study for the Salamandra project, which is in its final stages of preparation. Total costs for this to date are $501,126, compared with a budget of $500,000. The Company acquired additional surface rights for $190,000 and is negotiating with the Mulatos Ejido (surface rights holders) to acquire other surface rights. The Company also paid $210,000 in the first quarter in respect of water rights out of a total commitment of $310,000. The balance will be paid later this year.

The Company recently contested its annual land payments due to the Mulatos Ejido. The Agrarian Court ruled that the Ejidos were entitled to be paid $336,972 in the year 2002 and $334,375 in the year 3003. The Company is contesting this judgment and intends to reduce the lease area to bring its annual payments down to approximately $53,000 annually. It is also seeking to acquire surface rights outright.

Geological mapping, sampling and drill site and road preparation are ongoing at several exploration sites around the main Mulatos deposit at Salamandra. Field work on adjacent drill sites will continue in the second quarter with 8,000 metres planned in the campaign, along with an additional 4,500 metres of step-out and condemnation drilling.

Work on the Salamandra feasibility study is expected to be completed in the first half of 2004. Future development of the Salamandra deposit may be dependent upon obtaining adequate financing. With the required mining permits already in hand, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study contemplates a standard open pit heap leach mining project.  The Company has committed over $4 million in expenditures on mining and processing equipment on the project. The Company will release its total anticipated costs to bring the Mulatos deposit into production with the release of its feasibility study.

The Company is not currently incurring exploration costs at its La Fortuna property, and the Company would dispose of the property if an appropriate offer were received. The Company is carrying the property on its books for $1 million, which it has concluded is the net realizable value for the property.

Capital Resources and Liquidity

The Company does not generate cash flows from operations and depends on equity from investors to finance operating and investing activities. Its exploration subsidiaries do not generate cash or remit funds to its parent.

The Company’s financial condition was stable in the first quarter of 2004. As at March 31, 2004, the Company had working capital of $5.7 million down from $6.3 million (after taking into account the current portion of a Note payable) at December 31, 2003. The Company received an additional $22 million from a brokered private placement of common shares in April 2004, further improving liquidity. It is able to satisfy all its outstanding commitments with available cash on hand, to carry out a budgeted $3 million exploration program, fund annual corporate costs of approximately $1.2 million and fund its outstanding commitments (see table attached). The Company does not have the usual working capital requirements of operating companies for such items as sales receivables and inventories.

The Company keeps its cash and cash equivalents in liquid deposit accounts, predominantly in United States dollars. Limited funds are kept in Canadian dollar deposits, mainly to offset its foreign exchange exposure to the value of its Canadian dollar denominated Note and to fund its Canadian dollar expenditures.

The most significant component of the change in working capital was the decrease in cash and cash equivalents by $1.4 million over the balance at December 2003, exclusive of restricted cash in the amount of $0.7 million relating to letters of credit submitted to the Agrarian court in Mexico in respect of its dispute with the Mulatos Ejido over surface rights payments for 2002 and 2003. Advances and prepaids were up as the Company put a $300,000 deposit on a refurbished crusher.

The Company is adequately funded to carry out further development work at Salamandra in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $3 million budget for additional exploration in and around Salamandra. The Company has committed to acquiring approximately $4 million in mining and processing equipment. It is currently reviewing opportunities to acquire refurbished crushing and conveying units, haulers, loaders and related mining equipment, as well as a previously owned gold recovery plant. The Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Salamandra project, so long as the price of gold does not deteriorate appreciably. The Company will seek to secure debt financing for part of the Salamandra construction costs, if it can be obtained at reasonable cost and terms.

The Company expects to repay its Note to H. Morgan in February, 2005 in the amount of $2.2 million from cash on hand or future borrowing. There are no requirements for principal repayments prior to maturity in February, 2008. It is current with all interest payments due.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 11 to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative acceptable policy could be to expense such costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or expense such costs until a mineral reserve has been established (which is the procedure proscribed by the Securities and Exchange Commission in the United States). Management is of the view that its current policy is appropriate for the Company at this time. The Company assesses whether an impairment exists in any of its exploration projects, and writes down that project to its estimated recoverable amount when such impairment is found to exist. A write-down of a project does not necessarily mean the project is or will be abandoned or sold, or that the project has no further merit, but could result from the Company’s decision not to advance the project at that time, due to poor initial results or lack of funds. No writedowns of mineral properties or other assets were recorded during the three months ended March 31, 2004 or the comparable period in 2003.

Changes in Accounting Policy

The Company adopted in 2003 new accounting rules on stock-based compensation, requiring the adoption of fair value accounting for all stock option grants no later than January 1, 2004, on a prospective basis. The Company elected not to restate prior results. The Company accounts for the derived value of stock-based compensation to all employees and consultants using a Black-Scholes option pricing model, using input assumptions it considers reasonable and appropriate in the circumstances.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for commitments described in the attached table.

Commitments Table (by period) ($)

Year:	<1 year	1-3 years	4-5	> 5 years
Long-term debt (1)	260,000	780,000	2,240,000	-
Land lease payments (2)	52,000	155,000	104,000	52,000 pa
Water rights	100,000	-	-	-
Land tax	225,000	675,000	450,000	225,000 pa
Legal services	500,000	-	-	-
Equipment purchases (3)	4,000,000	-	-	-

(1)  At current exchange rates (1 USD= CDN 1.31); prepayment of principal and accrued interest at the option of the Company after February, 2005; includes interest and principal;

(2)  Based on current land use requirements;

(3)  The Company is seeking additional equipment and will make purchase commitments in line with the requirements of a feasibility study expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

The Company is also committed to making mineral royalty payments consisting of a sliding-scale net smelter royalty on the first 2 million ounces of gold production from the Salamandra Project. It is not possible to estimate the value of these contingent royalties as the Company is not producing gold from the property.

The Company expects to make these committed payments from available funds on hand (in excess of $25 million on May 10, 2004). Land related payments must be made in order to secure ongoing mineral or land use rights. Water rights are required for future mineral processing.

Related Party Transactions

For the three months ended March 31, 2004, the Company paid consulting fees amounting to $79,000 (including $48,000 bonus) to an officer and director of the Company (2003 - $60,535 to two officers and directors); payments are based on the fair value of such services as determined by management.

Outstanding Share Data

The Company has one class of common shares: as at May 10, 2004, there were 61,725,903 common shares outstanding.

The Company has a stock option plan: as at May 10, 2004, there were 2,078,483 stock options outstanding, all of which have vested.

The Company has outstanding as at May 10, 2004, 9,839,500 share purchase warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company's financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to lock in gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is appropriate. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. Consequently, its actual mineral resources may differ from that outlined in a feasibility study in both tonnage and grade from that predicted from sampling, drilling and statistical procedures used to estimate ore tonnage, grade and waste. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed. Should the Company elect to place the Salamandra deposit into production, it is exposed to potential for cost overruns from those predicted in a feasibility study due to adverse prices of commodities or labor due to shortages or inflation, or that processes may take longer than budgeted. Future operating profit from a mining operation may not be as predicted in a feasibility study due to variances in tonnage and grade of ore, unanticipated operating costs due to unavailability of materials or labor, inflation, mining conditions relating to rock mechanics and environmental conditions.

Note to U.S. Investors

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations; they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  The Company has not completed a feasibility study on any of its properties at this time.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, John A. McCluskey, Chief Executive Officer of Alamos Gold Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alamos Gold Inc. (the Issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 29, 2004

“John A. McCluskey”

John A. McCluskey

Chief Executive Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jon Morda, Chief Financial Officer of Alamos Gold Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Alamos Gold Inc. (the Issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 29, 2004

“Jon Morda”

Jon Morda

Chief Financial Officer

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

June 7, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary